Exhibit 12

Calculation of Consolidated Ratios of Earnings to Fixed Charges

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Nine Months Ended January 31,	Fiscal Year Ended April 30,
	2014	2013	2012	2011	2010	2009
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(10,402)	$(52,509)	$(76,110)	$(26,687)	$(12,041)	$(64,351)
Loss from equity method investments	998	4,441	9,994	4,096	2,690	2,157
Impairment of equity method investment	—	—	10,680	—	—	—
Fixed charges	30,842	44,394	47,504	48,250	46,210	35,605
Less: interest capitalized	(249)	(368)	(407)	(1,078)	(349)	(214)

Earnings	$21,189	$(4,042)	$(8,339)	$24,581	$36,510	$(26,803)

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$28,562	$41,570	$45,008	$45,543	$44,218	$33,803
Estimate of interest within rental expense	2,031	2,456	2,089	1,629	1,643	1,588
Interest capitalized	249	368	407	1,078	349	214

Fixed charges	$30,842	$44,394	$47,504	$48,250	$46,210	$35,605

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(9,653)	$(48,436)	$(55,843)	$(23,669)	$(9,700)	$(62,408)
Fixed charges from above	$30,842	$44,394	$47,504	$48,250	$46,210	$35,605
Preferred stock dividends	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$30,842	$44,394	$47,504	$48,250	$46,210	$35,605

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(9,653)	$(48,436)	$(55,843)	$(23,669)	$(9,700)	$(62,408)